UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

Commission File Number: 001-39199

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended: ______________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TRxADE HEALTH, Inc.
Full Name of Registrant

Former Name if Applicable

2420 Brunello Trace
Address of Principal Executive Office (Street and Number)

Lutz, Florida 33558
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TRxADE HEALTH, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Q3 2023 Form 10-Q”) by the prescribed due date because additional time is required to finalize its financial statements and related disclosures required to be included in the Q3 2023 Form 10-Q. The Company anticipates that it will file its Q3 2023 Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Suren Ajjarapu	800	261-0281
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A, attached.

TRxADE HEALTH, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	By:	/s/ Suren Ajjarapu
Chief Executive Officer

Annex A

Part IV – Other Information

As previously disclosed in a Current Report on Form 8-K filed on July 31, 2023 with the Securities and Exchange Commission, on July 31, 2023, TRxADE HEALTH Inc., a Delaware corporation (the “Company”) completed its merger transaction (the “Merger”) by and among Foods Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company and Superlatus, Inc., a U.S.-based holding company of food products and distribution capabilities (“Superlatus”). As a condition and inducement to Superlatus’s willingness to enter into the Merger, Suren Ajjarapu and Prashant Patel, principal stockholders of Superlatus, entered into an agreement with the Company (the “Stock Swap Agreement”).

These transactions will be accounted for as a reverse recapitalization in accordance with U.S. GAAP (the “Reverse Recapitalization”). Accordingly, as a result of the Merger, Stock Swap Agreement and the transactions contemplated thereby, and the Reverse Recapitalization, the Company’s results will differ significantly from the results of operations reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

In addition, preliminary results prepared by the Company for the fiscal quarter ended September 30, 2023, indicate a significant change in results of operations from the corresponding period for the last fiscal year. The Company’s consolidated results of operations are not comparable to the Company’s consolidated results of operations for prior periods and may not be comparable with the Company’s consolidated results of operations for future periods.

The Company’s consolidated statements of operations and income for this period will reflect an approximate increase of 428% in revenue, a 421% increase in general and administrative costs, and a 347% increase in net income compared to the fiscal quarter ended September 30, 2022.

Based on the foregoing, the Company has not yet been able to finalize its financial statements for the fiscal quarter ended September 30, 2023. Therefore, the Company is not able to fully quantify the anticipated changes in its results of operations at this time and will require additional time to complete its quarterly filing for this quarter.